Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

09046855

21 August 2009

SUPPL

SEC
Mail Processing
Section
AUG 28 2009
Washington, DC
122

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

8/31

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Weekly Drilling Report
Manaia-1 Appraisal Well: 21 August 2009

Cue advises that as at 0600 on 21 August, 2009 the Manaia appraisal well had been drilled to a measured depth of 4292m in 12-1/4" hole and is currently running a cement plug to cure a lost circulation problem encountered during drilling. The forward plan is to drill ahead in 12 ¼ "hole to a measured depth of approximately 6500m and set 9 5/8"csg at the top of the target Mangahewa sandstone.

The Manaia field is located approximately 10km SW of the Maari Field in Exploration Permit PEP 38413 in the offshore Taranaki Basin, New Zealand. The field was discovered in 1970 by the Maui-4 well. The well intersected an oil accumulation in the Mangahewa Formation reservoir which tested at 575 BOPD.

The Manaia-1 appraisal well is being drilled as an extended reach well from the Maari WHP using the *Ensco 107* jack-up rig. It is scheduled to take about 45 days to drill. It is expected to confirm the presence of the oil column established by the Maui-4 exploration well. If hydrocarbons are established the well will be completed and tied into the Maari facilities for subsequent testing and production.

The participants in the Manaia-1 appraisal well are

Cue Taranaki Pty Ltd	5%
OMV NZ Ltd (Operator)	69%
Todd Maari Limited	16%
Horizon Oil International Limited	10%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

21 August 2009